ALAMOGORDO FINANCIAL CORP.
500 East 10th Street
Alamogordo, New Mexico 88310

May 9, 2014

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Alamogordo Financial Corp.
Registration Statement on Form S-4 (Registration Number 333-192233)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Alamogordo Financial Corp., a federal corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-4 be declared effective on May 13, 2014 at 11:00 a.m., or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Jill Gutierrez
Jill Gutierrez
President and Chief Executive Officer